UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1   )*

First Foundation Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

32026V 104

(CUSIP Number)

January 18, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 32026V 104	Page 2 of 5

(1)	Names of reporting persons Victoria Collins
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 675,566 (1)
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 675,566 (1)
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 675,566 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.1%
(12)	Type of reporting person (see instructions) IN

(1)   Includes 8,121 shares beneficially owned by Dr. Collins’ husband, as to which she disclaims beneficial ownership..

(2)   Based on 16,348,816 shares of Common Stock outstanding as of December 2, 2016, as reported in the Registration Statement on Form S-3 filed by the Issuer on December 6, 2016 (which is now 32,697,632 shares after adjusting for the two-for-one stock split announced by the Issuer on December 22, 2016 and effective as of January 18, 2017).

CUSIP No. 32026V 104	Page 3 of 5

Item 1(a).Name of Issuer:

First Foundation Inc (the “Issuer”)

Item 1(b).Address of Issuer’s Principal Executive Offices:

18101 Von Karman Avenue, Suite 700

Irvine, CA 92612

Item 2(a).Name of Person(s) Filing:

Victoria Collins

Item 2(b).Address of Principal Business Office or, if none, Residence:

c/o First Foundation Inc.

18101 Von Karman Avenue, Suite 700

Irvine, CA 92612

Item 2(c).Citizenship:

United States

Item 2(d).Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

32026V 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.Ownership.

(a)Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

CUSIP No. 32026V 104	Page 4 of 5

See Item 5 of each cover page.

(ii)Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.Identification and Classification of Members of the Group.

Not applicable.

Item 9.Notice of Dissolution of Group.

Not applicable.

Item 10.Certification.

Not applicable.

CUSIP No. 32026V 104	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017	/s/ VICTORIA COLLINS Victoria Collins

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